UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Charles & Colvard, Ltd.

(Exact name of registrant as specified in its charter)

Commission File Number: 000-23329

North Carolina	56-1928817
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

170 Southport Drive Morrisville, North Carolina	27560
(Address of principal executive offices)	(Zip Code)

Clint J. Pete, Chief Financial Officer (919) 468-0399

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Charles & Colvard, Ltd. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 31, 2018. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

The Company contracts to manufacture products for which gold, one of the Conflict Minerals, is necessary to the functionality or production of those products. The Company has conducted a good faith reasonable country of origin inquiry regarding its Conflict Minerals reasonably designed to determine whether any of its Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

The Company requested each of its gold suppliers (each, a “Company Supplier”) to certify that (1) it has not and will not accept gold that originated in any of the Covered Countries and (2) it only accepts gold from the following sources:

•	Refiners that are on the London Bullion Market Association Good Delivery Program list (the “LBMA List”), the Responsible Minerals Initiative Responsible Minerals Assurance Process (RMAP) (formerly the Conflict-Free Smelter Program) list of conformant smelters and refiners (formerly the “CFSI List”), or has received the Responsible Jewellery Council Chain of Custody Certification (the “RJC Certification”);

•	Suppliers that identify the refiner(s) of the gold received by the Company Supplier as being listed on the LBMA List or the RMAP List or as having received the RJC Certification; and/or

•	Suppliers that certify that the gold received by the Company Supplier is scrap and/or recycled gold identifiable as resulting from such suppliers’ own production.

The Company received certifications from Company Suppliers that supply 100% of the gold used in the production of the Company’s products for which the gold is necessary to the functionality or production of those products.

Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that its Conflict Minerals may have originated in the Covered Countries. This information is publicly available at http://www.charlesandcolvard.com/investor-relations/sec-filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Charles & Colvard, Ltd.
May 30, 2019
By:	/s/ Clint J. Pete
Clint J. Pete
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)